UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 23, 2017	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q4 2016 Results

SHENZHEN, PRC – January 23, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the fourth quarter ended December 31, 2016.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Twelve months Results
	Q4 2016	Q4 2015	YoY (%) (c)	12M 2016	12M 2015	YoY (%) (c)
Operation income	$603	$673	(10)	$2,508	$2,978	(16)
Net operation income	$603	$209	189	$1,768	$1,029	72
% of operation income	100.0%	31.1%		70.5%	34.6%
Operating loss	$(1,415)	$(4,696)	—	$(6,591)	$(12,833)	—
% of operation income	(234.7%)	(697.8%)		(262.8%)	(430.9%)
per share (diluted)	$(0.04)	$(0.13)	—	$(0.18)	$(0.32)	—
Net loss (a) (b)	$(5,235)	$(4,999)	—	$(9,534)	$(13,158)	—
% of operation income	(868.2%)	(742.8%)		(380.1%)	(441.8%)
Basic loss per share	$(0.14)	$(0.14)	—	$(0.26)	$(0.32)	—
Diluted loss per share	$(0.14)	$(0.14)	—	$(0.26)	$(0.32)	—
Weighted average number of shares (’000)
Basic	36,647	36,700		36,673	40,549
Diluted	36,647	36,700		36,673	40,549

Notes:

(a)	Net loss for the three months ended December 31, 2016 mainly included exchange loss of $5.2 million as a result of the depreciation of Renminbi against US dollars in Q4 2016 and general and administrative expenses of $2.0 million, but partly offset by the interest income of $1.4 million earned from time deposits and net operation income of $0.6 million, further details can be found in the Operating Results section on page 2.
(b)	Net loss for the twelve months ended December 31, 2016 mainly included the general and administrative expenses of $8.4 million and exchange loss of $8.3 million as a result of the depreciation of Renminbi against US dollars during the twelve months ended December 31, 2016, but partly offset by the interest income of $5.6 million earned from time deposits and net operation income of $1.8 million, further details can be found in the Operating Results section on page 2.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	The Board of the Company approved an increase in the annual dividend of 2017 to $0.28 ($0.07× 4 quarters) from $0.08 ($0.02 × 4 quarters) of 2016 per outstanding share of the Company’s common stock, effective from the first quarter of 2017. As shown on the balance sheet of December 31, 2016, the 2017 dividend of approximately $10.2 million had been accrued.
(e)	Capitalization on project investment was $1.3 million for Q4 2016, totaled $6.1 million for the twelve months ended December 31 2016, and our accumulated project investment was $37.8 million up to December 31, 2016, which was recorded under the account of real estate properties under development in the balance sheet as at December 31, 2016.
(f)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q4 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2016

Key Highlights of Financial Position

	As at December 31, 2016	As at December 31, 2015
Cash, cash equivalents and short term investments	$184.2 million(a)	$207.4 million
Ratio of cash(b) to current liabilities	14.79	35.06
Current ratio	16.63	39.30
Ratio of total assets to total liabilities	19.98	45.90
Return on equity	(3.8%)	(4.5%)
Ratio of total liabilities to total equity	0.05	0.02

Notes:

(a)	Compared with December 31, 2015, the decrease of $23.2 million in the cash, cash equivalents and short term investments as of December 31, 2016 was mainly due to the translation loss of $12.3 million as a result of the depreciation of Renminbi against US dollars during the twelve months ended December 31, 2016, the payments of $6.3 million for share repurchase program and $5.6 million capitalized for land development project, which was recorded under the account of real estate properties under development in the balance sheet as at December 31, 2016.
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $184.2 million, $207.4 million as at December 31, 2016 and December 31, 2015 respectively.

OPERATING RESULTS

Operation income for the fourth quarter of 2016 and the same quarter of last year were mainly derived from properties and lands located in Shenzhen. Operating loss for the fourth quarter of 2016 was $1.4 million, a decrease of $3.3 million, compared to operating loss of $4.7 million in the fourth quarter of 2015. Operating loss for the twelve months ended December 31, 2016 was $6.6 million, a decrease of $6.2 million, compared to operating loss of $12.8 million in the same period of 2015. The rental agreement with an external lessee on the Guangming land ended in the second quarter of 2015 due to the expiry of lease terms. As such, from the fourth quarter of 2015 onwards, our operation income has correspondingly been reduced.

Net loss for the fourth quarter of 2016 was $5.2 million mainly represented exchange loss of $5.2 million as a result of the depreciation of Renminbi against US dollars in the fourth quarter of 2016 and general and administrative expenses of $2.0 million, but partly offset by the interest income of $1.4 million earned from time deposits and net operation income $0.6 million, or loss of $0.14 per diluted share. Compared to the financial results for the same periods in 2015, the net loss of $5.0 million mainly represented exchange loss of $1.4 million as a result of the depreciation of Renminbi against US dollars in the fourth quarter of 2015 and general and administrative expenses of $4.9 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income $0.2 million, or a loss of $0.14 per diluted share in the fourth quarter of 2015.

Net loss for the twelve months ended December 31, 2016 was $9.5 million mainly included the general and administrative expenses of $8.4 million and exchange loss of $8.3 million as a result of the depreciation of Renminbi against US dollars during the twelve months ended December 31, 2016, but partly offset by the interest income of $5.6 million earned from time deposits and net operation income $1.8 million, or a loss of $0.26 per diluted share. Compared to the financial results for the same periods in 2015, the net loss of $13.2 million mainly included general and administrative expenses of $13.9 million and exchange loss of $8.7 million as a result of the depreciation of Renminbi against US dollars during the twelve months ended December 31, 2015, but partly offset by the interest income of $8.1 million earned from time deposits and net operation income $1.0 million, or a loss of $0.32 per diluted share in the same period of 2015.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for reporting purposes has resulted in foreign exchange loss in this quarter and in the twelve months ended December 31, 2016. Due to the fluctuation of exchange rate for Renminbi against US dollars, foreign exchange loss for the fourth quarter of 2016 was $5.2 million, comparable to 100% of the amount of our net loss of the same period. And the foreign exchange loss for the twelve months ended December 31, 2016 was $8.3 million, comparable to 87% of the amount of our net loss of the same period. However, since the majority of our payments obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against US dollars to materially and adversely impact our business.

The Board of the Company approved an increase in the annual dividend of 2017 to $0.28 ($0.07 x 4 quarters) from $0.08 ($0.02 x 4 quarters) of 2016 per outstanding share of the Company’s common stock, effective from the first quarter of 2017. As shown on the balance sheet of December 31, 2016, the 2017 dividend of approximately $10.2 million had been accrued. The decision to continue dividend payments in 2017 does not necessarily guarantee that dividend payments will continue thereafter or at the same amount.

Capitalization on project investment was $1.3 million for Q4 2016, totaled $6.1 million for the twelve months ended December 31, 2016, and our accumulated project investment was $37.8 million up to December 31, 2016, which was recorded under the account of real estate properties under development in the balance sheet as at December 31, 2016.

Our business of land development is currently in the preparatory stage where it takes time to apply for the relevant licences from the PRC government. During this preparatory stage of the land development, our only sources of income are from limited deposit interest and rental income; therefore, we expect to continue incur losses during this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q4 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With respect to the development of our “Inno Park” and “Inno City” in Shenzhen, the construction permit application processes have been proceeding smoothly and each related step is on schedule and within our expectation.

As part of our preparation for the development of “Inno Park”, the design development has been almost completed, and our internal team is working closely with the external project management company (WSP Parsons Brinckerhoff), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu & Partners) on the construction drawing design and the tender for the general construction contractor.

As part of our preparation for the development of “Inno City”, the Company has started selecting the architectural design firm, project management company and quantity surveyor, which are expected to be engaged and start working before October 2017.

The updated information regarding the development projects are set out below for your reference:-

Part I: Summary of updated gross floor areas for the two projects:

	Inno Park Shenzhen, Guangming (Approved)		Inno City Shenzhen, Gushu Phase I + Phase II (Planned)
Plot ratios	2.59		6.00
Gross floor area (“GFA”) sq. meters	Office	175, 406	Office	93,930
	Apartment	61,000	Apartment + SOHO	142,230
	Commercial	28,594	Commercial	25,000
	Other	4,159.13	Other	7,200
	269,159.13		268,360
Underground floor area sq. meters	66,649.23		80,000
Total CFA ( construction floor area) sq. meters	335,808.36		348,360
Remark	The above figures are definite for the design and construction.		The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Updated timetable for the two projects:

		Main Certificates	Estimated Completion Time
			Inno Park ¶	Inno City Phase I#	2017		2018		2019		2020	2021
	A	Real Estate Certificate	Obtained Jun 4, 2015	Sep. 2017		#
	B*	Land Use Permit	Obtained Sep 21, 2015.	Apr. 2018			#
	C	Planning Permit on Construction Engineering	Jul. 2017	Sep. 2018		¶		#
D	D1	Early Construction Permit of Pile Foundation	May. 2017	N/A	¶
	D2	Construction Work Permit	Nov. 2017	Mar. 2019		¶			#
	D3	Main Construction Acceptance	May. 2019	Mar. 2021					¶			#
	D4	Completion Time	Sep. 2019	Jul. 2021						¶			#
	E	The real property ownership certificate	Mar. 2020	Dec. 2021							¶		#

Remark	1.	¶ represents “Inno Park”, while # is for “Inno City” Phase I.
	2.	The construction of “Inno Park” is expected to commence with ground-breaking before April 2017, starting with the laying of the foundation first.
	3.	The construction of “Inno City” Phase I is expected to commence around April 2019, while Phase II is still under planning and has not been scheduled yet.

Part III: Updated Budgetary Estimate for the two projects:

	Cost ( Million US$)	Inno Park	Inno City Phase I + Phase II
1	Construction Cost	320	550
2	Operation Cost	25	30
Total (Estimated)		345	580
Remark		Based on the component of schematic design estimation created by quantity surveyor, Currie & Brown (“C&B”) used for cost controlling including design and construction, plus, including operation costs (overhead expenses), changes in exchange rates and interest rates, the impact of overall inflation rates and other expenses, together constitute the total estimation by the management as above.

Up to the date of this announcement, the two projects are progressing smoothly and the various application processes for the necessary permits from various governmental agencies are progressing on schedule, as well as following all estimated budget forecasts for the project investment and projected return within original plan, without any significant deviation.

We will endeavour to update you information on the progress of these two projects on a quarterly basis with revision, if any, base on the actual changes of condition or events.

Sale of Wuxi Plant

As for our Wuxi plant, the factory building continues to be listed for sale and we still expect it to be sold within 2017 this year.

Real Estate Market Conditions in China

According to the latest data announced by National Bureau of Statistics on January 18, 2017, the average price of new homes in 70 major cities rose 10.5 percent year-on-year in November and December, from 10.1 percent in October, while the price of new homes in Shenzhen City in December rose 23.5 percent year-on-year. And, more than 72 percent of the cities saw prices rose on a monthly basis.

Nevertheless, under the restrictive measures implemented in the beginning of October 2016, tier one and certain hotspot tier two cities saw a rapid cooling in real estate market, while price of new homes in middle-sized and small cities stayed relatively stable. Compare to the data of September 2016 announced by National Bureau of Statistics, price of new homes in Shenzhen City decreased 0.5 percent in October and 0.3 percent in November.

“China will promote the stable and healthy development of the real estate market in 2017”, said a statement issued after the Central Economic Work Conference held among Chinese leaders and senior officials between December 14, 2016 to December 16, 2016, “the country will establish a market-oriented and long-term mechanism that can curb a real estate bubble and prevent erratic fluctuations”. The government will use land, investment, lawmaking, fiscal and taxation and financial instruments in order to achieve its aim.

Potential Risks in our business

(A)	Income will drop continuously due to the decrease in interest income as well as the cessation of rental income after the rental contract expires in October 2017

We currently derive a majority of our income from interest and rental income. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2017, which in turn would keep our interest income low. This lower interest rate environment will be compounded when our rental income ceases after the rental contract expired in October this year. At the same time, we continue to expect operating losses in 2017 and beyond.

(B)	Fluctuations in foreign exchange will incur the losses on accounts book reporting

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollar for our reporting purposes has resulted in a foreign exchange loss in this quarter. We expect to continue see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. However, as a majority of our payments obligations are denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially and adversely impact our business.

(C)	Finance Update

As of December 31, 2016, we have a total cash balance of $184.2 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects within the coming one and a half years. Cash on hand is expected to drop continuously, but most of the expenses incurred will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For the potential shortage of funds after the coming one and a half years, the management will consider utilizing banking facilities or to issuing debentures to raise funds. However, if our financing measures are not successful, the Company may face liquidity and other financial risks.

(D)	Taxation policy on the PRC’s real estate industry maybe changed in the future

The Company’s operating loss will decreased as our activities will consist principally of capitalized project investments, while certain operating losses may be carried forward as tax credits in future years. However, if the relevant PRC’s tax policy within the real estate industry changes, our original forecasted profits will be affected in the future.

(E)	The PRC Government policies and regulations in the PRC’s real estate market maybe changed in the future

All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that could result in losses as we progress with our projects in Shenzhen.

(F)	Capitalization on project investment

According to our project development plan, project investment for Q1 2017 is estimated to be $1.5 million, and project investment for the year 2017 is estimated to be $60 million. For more information on the risks of our business, please refer to the Risk Factors section of our 2015 Annual Report on Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2016 AND 2017

As announced on December 12, 2016, the Company set the payment schedule of quarterly dividends for 2017. The dividend for Q1 2017 was paid on January 20, 2017.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2017.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2017	December 31, 2016	January 20, 2017	$0.07	PAID
Q2 2017	March 31, 2017	April 20, 2017	$0.07
Q3 2017	June 30, 2017	July 20, 2017	$0.07
Q4 2017	September 30, 2017	October 20, 2017	$0.07
Total for Full Year 2017			$0.28

The Company’s decision to continue making dividend payments in 2017 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter or at the same amount. Whether future dividends after 2017 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2017

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2016 to release the quarterly financial results for 2017. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2017	May 2, 2017 (Tuesday)
Q2 2017	July 31, 2017 (Monday)
Q3 2017	October 30, 2017 (Monday)
Q4 2017	January 30, 2018 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. , We are converting these two parcels of land that formally housed the manufacturing facilities of our prior businesses into high-end commercial complexes. We expect our principal income in the future will be derived from rental income from these commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of US dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Operation income(1)	$603	$673	$2,508	$2,978
Operation expense	—	464	740	1,949

Net operation income	603	209	1,768	1,029
Costs and expenses
General and administrative expenses	2,018	4,905	8,359	13,862

	2,018	4,905	8,359	13,862
Operating loss	(1,415)	(4,696)	(6,591)	(12,833)
Other expenses, net(2)	(5,223)	(1,583)	(8,497)	(8,019)
Interest income	1,403	1,280	5,554	8,054
Interest expenses	—	—	—	(360)

Loss before income tax	(5,235)	(4,999)	(9,534)	(13,158)

Consolidated loss	(5,235)	(4,999)	(9,534)	(13,158)
Other comprehensive income	—	—	—	—

Consolidated comprehensive loss(3)	$(5,235)	$(4,999)	$(9,534)	$(13,158)

Loss per share
Basic	$(0.14)	$(0.14)	$(0.26)	$(0.32)
Diluted	$(0.14)	$(0.14)	$(0.26)	$(0.32)
Weighted average number of shares (’000)
Basic	36,647	36,700	36,673	40,549
Diluted	36,647	36,700	36,673	40,549

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other expenses, net, included exchange loss of $5.2 million for the three months ended December 31, 2016.
(3)	Consolidated comprehensive loss for the three months ended December 31, 2016 mainly included exchange loss of $5.2 million as a result of the depreciation of Renminbi against US dollar in the fourth quarter of 2016 and general and administrative expenses of $2.0 million, partly offset by the interest income earned from time deposits of $1.4 million and net operation income of $0.6 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT DECEMBER 31, 2016 AND DECEMBER 31, 2015

(In Thousands of US dollars)

	December 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents(1)	$94,558	$157,371
Short term investments(1)	89,624	49,983
Prepaid expenses and other receivables(3)	4,034	3,472
Finance lease receivable – current	—	1,403
Assets held for sale	18,970	20,254

Total current assets	207,186	232,483

Real estate properties under development, net(2) (3)	37,779	35,298
Property, plant and equipment, net(3)	3,735	3,586
Other assets (3)	101	113

Total assets	$248,801	$271,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable(3)	$845	$252
Accrued expenses and other payables(3)	1,405	2,727
Dividend payable	10,205	2,936

Total current liabilities	12,455	5,915

EQUITY
Shareholders’ equity:
Common shares	364	367
Additional paid-in capital	241,536	243,280
Retained earnings	6,607	26,343
Accumulated other comprehensive loss(4)	(12,161)	(4,425)

Total shareholders’ equity	236,346	265,565

Total liabilities and shareholders’ equity	$248,801	$271,480

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $89.6 million and $50.0 million as at December 31, 2016 and December 31, 2015, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Capitalization on project investment was $1.3 million for Q4 2016, $6.1 million for the twelve months ended December 31, 2016, and our accumulated project investment was $37.8 million up to December 31, 2016.
(3)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.
(4)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(5,235)	$(4,999)	$(9,534)	$(13,158)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	29	1,017	1,784	4,173
Gain on disposal of property, plant and equipment and land use right	—	(1)	(14)	(33)
Gain on disposal of idle property, plant and equipment	—	—	(8)	(106)
Share-based compensation expenses	388	1,307	1,035	1,685
Unrealized exchange loss	3,248	1,007	3,370	1,470
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	38	110	(618)	1,723
Increase (decrease) in accrued expenses and other payables(1)	314	1,238	(1,225)	(4,536)

Total adjustments	4,017	4,678	4,324	4,376

Net cash used in operating activities	$(1,218)	$(321)	$(5,210)	$(8,782)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development(1)	$(903)	$(754)	$(5,577)	$(2,250)
Purchase of property, plant & equipment(1)	—	(6)	(525)	(99)
Decrease (increase) in deposits for real estate properties under development(1)	21	—	304	(469)
Increase in deposits for purchase of property, plant and equipment(1)	—	70	4	—
Proceeds from disposal of property, plant and equipment and land use right	—	—	14	1,716
Proceeds from disposal of idle property, plant and equipment	—	—	8	106
Cash received from finance lease receivable	—	991	1,371	3,840
Decrease (increase) in short term investments	12,901	(25,789)	(39,719)	35,167

Net cash provided by (used in) investing activities	$12,019	$(25,488)	$(44,120)	$38,011

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(734)	$(734)	$(2,936)	$(3,231)
Proceeds from options exercise	—	—	3,289	3,996
Share repurchase program	—	(156)	(6,259)	(36,704)
Proceeds from short term bank borrowing	—	—	—	92,432
Repayment of short term bank borrowing	—	—	—	(132,432)

Net cash used in financing activities	$(734)	$(890)	$(5,906)	$(75,939)

Net increase (decrease) in cash and cash equivalents	$10,067	$(26,699)	$(55,236)	$(46,710)
Cash and cash equivalents at beginning of period	89,539	187,992	157,371	212,760
Effect of exchange rate changes on cash and cash equivalents and short term investments	(5,048)	(3,922)	(7,577)	(8,679)

Cash and cash equivalents at end of period	$94,558	$157,371	$94,558	$157,371

Note:

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of US dollars)

1.	These financial statements, including the consolidated balance sheet as of December 31, 2015, which was derived from audited financial statements, do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

3.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $5,235 and $4,999 for the three months ended December 31, 2016 and 2015, respectively.

4.	A summary of the operation income, other expenses, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$603	$673	$2,508	$2,978

OTHER EXPENSES, NET:
- Loss on exchange difference	$(5,201)	$(1,401)	$(8,294)	$(8,678)
- Interest income from finance lease receivable	—	40	16	303
- Gain on disposal of idle property, plant and equipment	—	—	8	106
- Loss from Wuxi operations	(164)	(222)	(634)	(630)
- Others	142	—	407	880

Total expenses, net	$(5,223)	$(1,583)	$(8,497)	$(8,019)

NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(146)	$(682)	$(2,106)	$(577)
- Hong Kong	(5,089)	(4,317)	(7,428)	(12,581)

Total net loss	$(5,235)	$(4,999)	$(9,534)	$(13,158)

	December 31, 2016	December 31, 2015
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$37,779	$35,298
- Property, plant and equipment in PRC, excluding Hong Kong	507	129
- Hong Kong	3,228	3,457

Total long-lived assets	$41,514	$38,884